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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
AMENDMENT NO. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ULTIMATE ELECTRONICS, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	84-0585211
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

321 West 84th Avenue, Suite A Thornton, Colorado	80202
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: 0-22532

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of Class)

ITEM 1. Description of Registrant's Securities to be Registered.

        On January 31, 1995, the Board of Directors of Ultimate Electronics, Inc. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Shares"). The Board of Directors of the Company established that the dividend is payable on February 10, 1995 (the "Record Date") to the stockholders of record on that date. Prior to the Distribution Date (as defined below), the Rights will also be attached to all future issuances of Common Shares. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $75 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of January 31, 1995 (the "Rights Agreement") by and between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent"). The following description of the Rights and the Rights Agreement does not purport to be complete and is qualified in its entirety by the Rights Agreement attached as Exhibit 4.1, which is hereby incorporated herein by reference.

        The Rights will become exercisable on the date (the "Distribution Date") that is the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares (more than 60% in the case of the Company's Chief Executive Officer, William J. Pearse, and his family) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (more than 60% in the case of Mr. Pearse and his family). The Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

        The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuances of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and thereafter such separate Right Certificates alone will evidence the Rights. The Rights Agreement provides that anything therein or in the Rights to the contrary notwithstanding, Rights may be issued subsequent to the Distribution Date under certain circumstances as set forth in the Rights Agreement.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on February 10, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

        The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares

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with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred shares) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common shares occurring, in any such case, prior to the Distribution Date.

        Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a preferential semi-annual dividend payment of the greater of $1 per share or 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of the greater of $100 per share or 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. These rights are protected by customary antidilution provisions.

        Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

        In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will become void), will thereafter have the right to receive upon exercise that number of shares of Common Stock (or that number of one-hundredths of a Preferred Share or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) having a market value of two times the exercise price of the Right.

        In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 25% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

        At any time prior to the time any person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one

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one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        For so long as Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable the Company may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights or cause the Rights again to become redeemable.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        On September 7, 2004, the Board of Directors of Ultimate Electronics, Inc. (the "Company") voted to amend the Rights Agreement, dated as of January 31, 1995, by and between the Company and Wells Fargo Bank, N.A. (successor to Norwest Bank Minnesota, N.A.), as Rights Agent, as amended by that certain amendment No. 1, dated as of January 31, 1995 (the "Rights Agreement), to extend the expiration date of the Rights Agreement from February 10, 2005 to February 10, 2007. The Amendment No. 2 to the Rights Agreement, dated as of September 7, 2004, is attached hereto as Exhibit 4.2 and is incorporated herein by reference.

ITEM 2. Exhibits.

4.1
Rights Agreement, dated as of January 31, 1994, by and between Ultimate Electronics and Wells Fargo Bank, N.A. (successor to Norwest Bank Minnesota, N.A.), as rights agent, incorporated by reference to Exhibit 4.1 to Ultimate Electronics' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 1995; as amended by Amendment No. 1 to the Rights Agreement, dated January 31, 1995, by and between Ultimate Electronics and Wells Fargo Bank, N.A. (successor to Norwest Bank Minnesota, N.A.), as rights agent, incorporated by reference to Exhibit 4.3 to Ultimate Electronics' Quarterly Report on Form 10-Q for the period ended April 30, 1995.

4.2
Amendment No. 2 to Rights Agreement, dated as of September 7, 2004.

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SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ULTIMATE ELECTRONICS, INC.
Date: September 13, 2004
By:	/s/ DAVID A. CARTER
Name:	David A. Carter
Title:	Senior Vice-President Finance, Chief Financial Officer, and Secretary

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EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
4.1	Rights Agreement, dated as of January 31, 1994, by and between Ultimate Electronics and Wells Fargo Bank, N.A. (successor to Norwest Bank Minnesota, N.A.), as rights agent, incorporated by reference to Exhibit 4.1 to Ultimate Electronics' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 1995; as amended by Amendment No. 1 to the Rights Agreement, dated January 31, 1995, by and between Ultimate Electronics and Wells Fargo Bank, N.A. (successor to Norwest Bank Minnesota, N.A.), as rights agent, incorporated by reference to Exhibit 4.3 to Ultimate Electronics' Quarterly Report on Form 10-Q for the period ended April 30, 1995.
4.2	Amendment No. 2 to Rights Agreement, dated as of September 7, 2004.

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  ITEM 1. Description of Registrant's Securities to be Registered.
  ITEM 2. Exhibits.
SIGNATURE
EXHIBITS